Exhibit 2.3

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is entered into as of [ ], 2025, by and among Wintergreen Acquisition Corp., a Cayman Islands exempted company (the “Purchaser”), KIKA Technology INC., a Cayman Islands exempted company (the “Company”), and each of the undersigned holders of Company Shares (collectively, the “Company Shareholders” and each, a “Company Shareholder”), who collectively hold all of the voting securities of the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Purchaser, the Company, and Wintergreen Acquisition Merger Subsidiary Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (“Merger Sub”), have entered into a Merger Agreement dated as of November 17, 2025 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of the Purchaser (the “Merger”), on the terms and subject to the conditions set forth therein;

WHEREAS, in connection with the Merger, the Company Shareholders will receive Consideration Shares from the Purchaser;

WHEREAS, as a condition to the consummation of the Merger and to promote the stability of the Purchaser’s securities following the Closing, the Company Shareholders have agreed to restrict the transfer of the Consideration Shares for a specified period;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Lock-Up Restrictions. Each Company Shareholder hereby agrees that, during the period commencing on the Closing Date and ending on the date that is six (6) months after the Closing Date (the “Lock-Up Period”), such Company Shareholder shall not, and shall cause its Affiliates not to, directly or indirectly: (a) sell, assign, transfer (including by operation of law), pledge, dispose of, or otherwise encumber any of the Consideration Shares or any securities convertible into or exercisable or exchangeable for Consideration Shares (collectively, the “Restricted Securities”); or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Restricted Securities, whether any such transaction is to be settled by delivery of such securities, in cash, or otherwise.

2. Permitted Transfers. Notwithstanding the restrictions set forth in Section 1, the following transfers shall be permitted during the Lock-Up Period: (a) transfers to Affiliates of the Company Shareholder, provided that such Affiliate executes and delivers to the Purchaser a joinder agreement in a form reasonably acceptable to the Purchaser, agreeing to be bound by the terms of this Agreement; (b) transfers by gift to immediate family members or trusts for the benefit thereof, provided the transferee executes and delivers such a joinder agreement; (c) transfers by virtue of laws of descent and distribution upon the death of the Company Shareholder; or (d) transfers pursuant to a qualified domestic relations order or in connection with a divorce settlement.

3. Early Termination. The Lock-Up Period shall terminate early upon the occurrence of any of the following events: (a) the consummation of a liquidation, merger, share exchange, reorganization, or other similar transaction that results in all of the Purchaser’s shareholders having the right to exchange their equity holdings for cash, securities, or other property; or (b) the mutual written consent of the Purchaser and the Company Shareholders holding a majority of the Restricted Securities.

4. Representations and Warranties. Each Company Shareholder represents and warrants to the Purchaser that: (a) such Company Shareholder has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly executed and delivered by such Company Shareholder and constitutes a valid and binding agreement of such Company Shareholder, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and other laws affecting creditors’ rights generally and general principles of equity); (c) the execution and delivery of this Agreement by such Company Shareholder does not, and the performance by such Company Shareholder of its obligations hereunder will not, violate any law, regulation, or agreement to which such Company Shareholder is a party or by which it is bound; and (d) as of the date hereof, such Company Shareholder is the record and beneficial owner of the number of Company Shares set forth opposite its name on Schedule A hereto, free and clear of any Liens, and has the sole voting power over such shares.

5. Enforcement. Each Company Shareholder acknowledges that the restrictions imposed by this Agreement are reasonable and necessary to protect the legitimate interests of the Purchaser and the Surviving Corporation. In the event of any breach or threatened breach of this Agreement, the Purchaser shall be entitled to seek injunctive relief in addition to any other remedies available at law or equity, without the requirement to post a bond or other security. As a condition to the issuance of any Consideration Shares, the Purchaser may issue stop-transfer instructions to its transfer agent with respect to the Restricted Securities and may cause appropriate legends to be placed on any certificates or book-entry notations representing such securities, indicating the restrictions under this Agreement.

6. Termination. This Agreement shall terminate automatically and become void and of no further force or effect upon the earliest of (a) the expiration of the Lock-Up Period, (b) the termination of the Merger Agreement in accordance with its terms, and (c) the mutual written agreement of the parties hereto. Upon termination, no party shall have any further obligations or liabilities hereunder, except for any liabilities arising prior to such termination.

7. Miscellaneous.

(a) Notices: All notices shall be in writing and delivered in accordance with Section 13.1 of the Merger Agreement.

(b) Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.

(c) Entire Agreement: This Agreement, together with the Merger Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings.

(d) Amendments: This Agreement may not be amended except by a written instrument signed by all parties hereto.

(e) Counterparts: This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution and delivery may be by facsimile, PDF, or other electronic means.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Lock-Up Agreement as of the date first above written.

WINTERGREEN ACQUISITION CORP.

By:
Name:	Yongfang “Fayer” Yao
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Lock-Up Agreement as of the date first above written.

KIKA TECHNOLOGY INC.

By:
Name:	Dong Han
Title:	Authorized Signatory

IN WITNESS WHEREOF, the parties hereto have executed this Lock-Up Agreement as of the date first above written.

UHAP Technology Ltd

By:
Name:
Title:	Director

IN WITNESS WHEREOF, the parties hereto have executed this Lock-Up Agreement as of the date first above written.

WU YUE INVESTMENT LTD

By:
Name:
Title:	Director

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